Exhibit 10.3

John Danhakl

Sagittarius Brands, Inc.

January 15, 2009

Mr. Paul J.B. Murphy, III

30593 Gold Club Point

Evergreen, Colorado 80439

Dear Paul,

On behalf of the Board of Directors of Sagittarius Brands, Inc. (“Sagittarius”). I am pleased to confirm our offer to you of employment as Chairman and Chief Executive Officer of Del Taco, Inc. (“Del Taco,” or the “Company”). With your leadership, we believe that we will achieve our vision for the business and create significant value for al1 of our shareholders, including you. The following information describes the terms of our offer.

Title and Management Role

You wi11 serve as Chairman of the Company’s Board and Chief Executive Officer of the Del Taco.

Base Salary

The Company compensates its employees on a bi-weekly basis. Your gross salary will be $22,076.92 every two weeks ($600,000 annually), payable via direct deposit.

Management Incentive Plan

You will participate in the Company’s annual Management Incentive Plan (“MIP”) at 100% of base salary as your target award (prorated for your days of service during each fiscal year). The Company will pay your target award in accordance with a payout schedule for the MIP as determined by the Compensation Committee of the Company’s Board, with a 100% payout when the Company meets its annual EBITDA target. The Company’s EBITDA target for 2009 is $70 million pursuant to the budget recently adopted by the Board.

Your MIP award for 2009 will be the greater of (a) $300,000 or (b) the bonus earned pursuant to the terms of the MIP. The Company will pay you this guaranteed bonus at the time bonuses are paid in normal course.

Long-term Incentive

Subject to Board and other required approvals, Sagittarius will grant you, for nominal consideration, restricted shares representing 2.5% of its common stock. Restrictions as to 50% of such shares will lapse based upon the passage of time over a five-year period.

For the remaining 50%, restrictions will lapse as to half when the Company’s principal investors have received distributions equal to their equity investments and as to the final portion when such distributions reach two times such equity investments.

The restricted share grant will result in more favorable tax treatment for you than nonqualified options, as your gains will be taxed at capital gain, rather than ordinary income rates.

If you leave the Company for any reason, shares that are still subject to restrictions as of your separation date will be subject to repurchase and, prior to an initial public offering of the Sagittarius’s common stock, any unrestricted shares would be subject to customary buy-back rights. In addition, you will have to exeeu1e the Company’s customary non-solicitation and confidentiality agreement While the value of this grant will depend on the future performance of the Company and Sagittarius (and, therefore, carries no guarantee), we believe it has considerable upside potential and hope that you will view it, as we do, as the most significant and meaningful component of your overall compensation package.

Benefits

In addition to your base salary, you will be eligible for the Company’s executive benefit package consistent with the plans in place at Del Taco when you start your employment. Those standard benefits include the following:

•	Medical, dental, vision, and life insurance, with premiums paid at 100% for company medical, dental, vision, and basic life benefits.

•	Four weeks of paid leave each year beginning on the date of your employment and each anniversary date of your employment. Paid leave allows employees time off for vacation, illness or personal matters.

•	Monthly car allowance of $620.00 and reimbursement of eligible mileage expenses.

•	Customary relocation benefits including house hunting trips, moving assistance, realtor costs and temporary housing

Severance

If the Company terminates you without cause, you will receive a severance amount equal to one year of base salary, plus a pro rata portion of your prior year bonus, based upon the date of termination within the given year. The Company will pay the severance in equal installments during a one-year period, consistent with the Company’s then existing payroll period. The amount of those payments will decrease (to not less than zero) by the amount of any compensation you receive during the severance payment period as an employee. consultant or agent for any individual or entity.

Company Policies

The Company is making this employment offer contingent on your compliance with the Company’s Conflict of Interest Policy and the results of the Company’s customary background Investigations for new employees. You also must comply with all of the Company’s policies regarding the terms and conditions of your employment, as amended from time to time in the Company’s sole discretion, including (without limitation) the Company’s Employee Dispute Resolution Program.

As Chairman and Chief Executive Officer of the Company, you will have the opportunity to guide the transformation of Del Tacos build our business, and create a legacy that you will be proud of; all while creating significant value for all of the shareholders in the business. Our entire board looks forward to the opportunity to work together with you to grow a larger and successful company that sets new standards in customer satisfaction, performance, growth and profitability.

This offer letter, if acceptable to you, will serve as the basis for the drafting of a customary contract of employment over the next couple of weeks. If you have any questions, please call me at (310) 954-0435. Over the weekend I can be reached at home (310) 459-9962 or my cell (310) 567-6276.

We very much appreciate your consideration of this opportunity on an expedited basis and look forward to working with you.

Sincerely,

John Danhakl

Sagittarius Brands, Inc.

Accepted and Agreed:

/s/ Paul B. Murphy, III
Paul B. Murphy, III